Exhibit 22
LIST OF GUARANTOR AND ISSUER SUBSIDIARIES

As of March 31, 2026, H&R Block, Inc. was the guarantor and Block Financial LLC was the issuer of the following:

•Senior Notes, 2.500%, due July 2028
•Senior Notes, 3.875%, due August 2030
•Senior Notes, 5.375%, due September 2032
•Fifth Amended and Restated Credit and Guarantee Agreement (CLOC)

Exact Name of Issuer Subsidiary        Jurisdiction of Formation
Block Financial LLC            Delaware